December 16, 2019

VIA EDGAR

Stacie Gorman
Brigitte Lippmann
Division of Corporation Finance Office of
Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Terra Property Trust, Inc. Form 10-12G Filed November 6, 2019 File No. 000-56117

Dear Ms. Gorman and Lippmann:

On behalf of our client, Terra Property Trust, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Registration Statement on Form 10-12G (the “Registration Statement”), as set forth in the Staff’s letter dated December 2, 2019 (the “December 2 Letter”). The comments and responses follow the same order as contained in the December 2 Letter.

In addition, we enclose for filing Amendment No. 1 to the Company’s Registration Statement. The amendment is marked to show all changes from the last filing of the Registration Statement on November 6, 2019.

Form 10-12G

General

1.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

RESPONSE: The Company acknowledges the Staff’s comment and understands that it is responsible for analyzing how its investments, investment strategy and business model support an exemption from registration under the Investment Company Act of 1940, as amended.

2.	We note that your shares are currently held by only two entities, as disclosed on page 38. Please revise your disclosure to clarify how you determined that you will qualify as a REIT.

RESPONSE: While the shares of common stock of the Company is currently held by only two entities, the Company has issued 125 shares of preferred stock to 125 individuals in compliance with the real estate investment trust ("REIT") 100 shareholder requirement.  This is described on pages 81, 82 and 83 of the Form 10.  The 125 preferred shares were issued in December 2016 and remain outstanding to date in compliance with the REIT 100 shareholder requirement, which applies starting in a REIT's second taxable year.  In addition, while the common stock of the Company is currently held by only two entities, ownership for purposes of the closely-held test is determined on a look-through basis to determine if 50% of the Company is ultimately held by five or fewer individuals.  The Company has determined that the entities owning the common stock of the Company are widely held.  In any event, the ownership and transfer restrictions described on pages 83-86 of the Registration Statement describe the mechanism the Company uses to ensure that it will not be closely held or otherwise fail to qualify as a REIT.

Exclusive Forum, page 89

3.	We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland, as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise your disclosure to clarify this and ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE: The Company advises the Staff that the exclusive forum provision included in the Company’s bylaws does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Company has adopted amended and restated bylaws which clearly state that such provision does not apply to the federal securities laws. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 89 in the Registration Statement regarding the exclusive forum provision to clarify that such provision does not apply to actions arising under the federal securities laws.

We appreciate the Staff’s review of this response letter. If you have any questions regarding the matters discussed herein, please contact the undersigned at (212) 878-3302.

Sincerely,

/s/ Jake Farquharson

Jake Farquharson, Esq.

cc:	Paul Cline, Securities and Exchange Commission
Eric McPhee, Securities and Exchange Commission
Vikram S. Uppal, Terra Property Trust, Inc.
Jay L. Bernstein, Clifford Chance US LLP

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